Eric J. Gervais Partner 4801 Main Street, Suite 1000 Kansas City, MO 64112 Direct: 816.983.8362 Fax: 816.983.8080 eric.gervais@huschblackwell.com

February 21, 2012

Division of Investment Management United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attn: Larry L. Greene, Senior Counsel

Re:           Tortoise Energy Infrastructure Corporation (the “Company”)

Dear Larry:

Today the Company filed via EDGAR a Post-Effective Amendment to its shelf Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940 for the purpose of bringing its financial statements up to date and making certain other non-material changes.  Marked copies of the Company’s Prospectus and Statement of Additional Information included in the Registration Statement showing all changes since the Registration Statement was last filed will be sent to you electronically.

Given the minor scope of the changes, and in light of our prior conversations regarding the Company’s desire, and the Staff’s intention, to reduce the time of review of the Company’s Post-Effective Amendment filings and thus reduce the adverse impact to the Company resulting from its inability to sell its securities, we are hereby requesting selective review of the filing.

Please contact the undersigned at (816) 983-8362, or Steve Carman at (816) 983-8153, with questions or comments regarding the Registration Statement.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais